mwe.com

July 7, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Todd Schiffman, 202-551-3491 Sandra Hunter Berkheimer, 202-551-3758 Michelle Miller, 202-551-3368 Sharon Blume, 202-551-3474

Re:	Larkspur Health Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 21, 2021
File No. 333-256056

Ladies and Gentlemen:

On behalf of Larkspur Health Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 30, 2021, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-256056) filed by the Company on June 21, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-256056) (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 2, marked to indicate changes from the Registration Statement filed on June 21, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Because the warrants and warrants underlying the private units are classified as a liability, we will incur significant expense………, page 37

1.	This risk factor appears to be a holdover from your initial registration statement since your warrants have been reclassified from a liability to equity. Please remove or revise accordingly.

Response: In response to the Staff’s comments, we have revised the registration statement to delete this risk factor.

Our warrants and founder shares may have an adverse effect………, page 62

2.	You disclosed that private warrants are identical to the warrants sold as part of the units in this offering except that they will be entitled to registration rights. However, under the terms of the warrant agreement for your public warrants, you have agreed that as soon as practical, you will use your best efforts to file a registration statement for the registration under the Securities Act of the issuance of the shares of Class A common stock issuable upon exercise of the warrants. Based on your disclosure, it appears that both public and private warrants will be entitled to registration rights. Please clarify and revise your disclosures accordingly.

Response: In response to the Staff’s comments, we have revised the registration statement to clarify that private warrants are identical to the warrants sold as part of the units in this offering except that private warrants will not be transferable, assignable or salable until after the consummation of our initial business combination except to permitted transferees, and there is no redemption rights or liquidating distributions from the trust account with respect to the private warrants.

3.	You disclose that private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the offering, including as to exercise price, exercisability and exercise period except that private warrants (including the Class A common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination. We also note your disclosure on page 17, that there will be no redemption rights or liquidating distributions from the trust account with respect to the private shares or private warrants and that your initial stockholders have agreed to waive their redemption rights with respect to any private shares under certain circumstances. Based on your disclosure, it appears that your private and public warrant redemption/liquidation rights may be different. Please clarify and revise your disclosures accordingly.

Response: In response to the Staff’s comments, we have revised the registration statement to clarify that private warrants are identical to the warrants sold as part of the units in this offering except that private warrants will not be transferable, assignable or salable until after the consummation of our initial business combination except to permitted transferees, and there is no redemption rights or liquidating distributions from the trust account with respect to the private warrants.

Capitalization, page 75

4.	We note you reclassified the public and private warrants from a liability to equity. Please file the warrant agreement with your next amendment, so that we can fully evaluate your intended accounting. Tell us whether any provisions were removed or revised in order to support equity classification.

Response: In response to the Staff’s comment, we will file the form of warrant agreement with Amendment No. 2. The form of warrant agreement was agreed to by all parties on June 14, 2021, subsequent to the initial filing of the Registration Statement. The warrant agreement will be signed at closing.

Please contact me at 212-547-5885 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc: Daniel J. O’Connor, Chief Executive Officer